

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Thomas Ao
Chief Financial Officer
Nocturne Acquisition Corp
P.O. Box 25739
Santa Ana, CA 92799

> **Re: Nocturne Acquisition Corp**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed May 26, 2023**
> **File No. 001-40259**

Dear Thomas Ao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Exhibits 31.1 and 31.2, page 35

1.	We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within paragraph 4(b). Please amend your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction